Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

Our ratios of earnings to fixed charges for the years ended December 31, 2010, 2009 and 2008, using financial information calculated in accordance with International Financial Reporting Standards, or “IFRS” as issued by the IASB were:

	For the Year Ended December 31,
Period	2010	2009	2008
	(in millions of Ch$)

Earnings:
Income before income taxes	141,926	102,441	97,986
Distributed earnings from associated companies	(296)	(445)	(262)
Fixed charges	163,229	120,727	346,717
Total earnings	304,859	222,723	444,441

Fixed charges:
Interest expenses (*)	163,229	120,727	346,717
Interest capitalized	—	—	—
Total fixed charges	163,229	120,727	346,717

Ratio of earnings to fixed charges	1.87%	1.84%	1.28%

(*) This item considers the interest related to deposits. The ratio of earnings to fixed charges excluding interest in deposits is 2.83%, 4.38% and 1.75% for the years ended December 31, 2010, 2009 and 2008, respectively.